Exhibit 99.3

[LOGO] MITEL

                           MITEL NETWORKS CORPORATION
                                350 Legget Drive
                             Ottawa, Ontario, Canada
                                     K2K 2W7
June 23, 2004

To the Shareholders of Mitel Networks Corporation (the "Corporation")

You are invited to attend the Annual and Special Meeting (the "Meeting") of Shareholders of the Corporation to be held at 350 Legget Drive, Ottawa, Ontario, Canada on July 15, 2004 at 3:00 p.m., (Ottawa time).

If you received your annual and special meeting materials by mail, the attached Notice of Meeting is accompanied by a form of proxy, a shareholder consent to electronic delivery of documents, a Management Proxy Circular and the consolidated financial statements together with the auditors' report for the fiscal year ended April 25, 2004 (the "Meeting Materials").

If you previously consented to receive corporate information electronically, you received an email which contains a shareholder consent to electronic delivery of documents and notes for use of consent. Shareholders who may be interested in receiving information electronically in the future, may indicate this preference by following the instructions on the enclosed shareholder consent to electronic delivery of documents.

At the Meeting, you will be asked to consider and vote on:

a)    the election of directors;

b) the appointment of auditors and the granting of authorization to the directors to fix the auditors' remuneration; and

c)    any other business that may properly come before the Meeting.

At the Meeting, you will also be asked to consider and vote on confirmation and repeal of the previous general operating by-laws of the Corporation and the enactment of a new by-law relating generally to the transaction of the business and affairs of the Corporation. The purpose and objectives for enacting a new by-law include:

a)    to bring the  Corporation's  operating by-law in line with changes made to
      the  Canadian  Business  Corporations  Act  ("CBCA"),   the  Corporation's
      governing statute;

b) the ability to take advantage of emerging technologies in connection with the provision of documentation in electronic format and the holding of directors and committee of directors meetings by electronic means; and

c) updating existing indemnity arrangements as between the Corporation and its directors and officers.

Shareholders who are unable to attend the Meeting in person are encouraged to read the enclosed Management Proxy Circular and then complete, date, sign and return a form of proxy unless your shares are registered in the name of an intermediary, in which case you should complete the form of proxy delivered to you by the intermediary. Non-registered shareholders should carefully follow the instructions of their intermediaries.

Each of the matters to be considered at the Meeting must be approved by a majority of the votes cast by the shareholders (in person or by proxy) at the Meeting.

Whether or not you are able to attend the Meeting, you are encouraged to complete and return the enclosed form of proxy or the voting instruction form delivered to you by your intermediary.


Sincerely,


Kent H.E. Plumley
Secretary
Ottawa, Ontario, Canada